   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 15, 2003.

                                                     REGISTRATION NO. 333-

                    POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION NO. 333-85564

                    POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION NO. 333-84174
--------------------------------------------------------------------------------
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                           PEABODY ENERGY CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

              DELAWARE                               1222                              13-4004153
    (State or Other Jurisdiction         (Primary Standard Industrial       (I.R.S. Employer Identification
 of Incorporation or Organization)       Classification Code Number)                    Number)

                               701 MARKET STREET
                         ST. LOUIS, MISSOURI 63101-1826
                                 (314) 342-3400
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                             ---------------------
                            JEFFERY L. KLINGER, ESQ.
                           PEABODY ENERGY CORPORATION
                               701 MARKET STREET
                         ST. LOUIS, MISSOURI 63101-1826
                                 (314) 342-3400
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                             ---------------------
                                WITH COPIES TO:

                 RISE B. NORMAN, ESQ.                                   THOMAS A. LITZ, ESQ.
              SIMPSON THACHER & BARTLETT                                THOMPSON COBURN LLP
                 425 LEXINGTON AVENUE                                   ONE U.S. BANK PLAZA
               NEW YORK, NEW YORK 10017                              ST. LOUIS, MISSOURI 63101

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:   From time
to time after the effective date of this registration statement.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                                             PROPOSED MAXIMUM       PROPOSED MAXIMUM
                                                        AMOUNT TO BE          OFFERING PRICE           AGGREGATE
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED       REGISTERED            PER UNIT(1)         OFFERING PRICE(1)
-----------------------------------------------------------------------------------------------------------------------
Common stock, par value $0.01 per share...            9,242,277 shares            $27.40              $253,238,390
-----------------------------------------------------------------------------------------------------------------------
Preferred stock purchase rights(2)...                        --                     --                     --
-----------------------------------------------------------------------------------------------------------------------
    Total...                                          9,242,277 shares            $27.40              $253,238,390
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------  ----------------------
--------------------------------------------------  ----------------------

                                                          AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED     REGISTRATION FEE
--------------------------------------------------  ----------------------
Common stock, par value $0.01 per share...                 $23,298
-------------------------------------------------------------------------------------------------
Preferred stock purchase rights(2)...                         --
-----------------------------------------------------------------------------------------------------------------------
    Total...                                               $23,298
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

(1) Pursuant to Rule 457(c), based on the average of the high and low price per share of the common stock as reported on the New York Stock Exchange on January 9, 2003, solely for purposes of calculating the registration fee.

(2) The preferred stock purchase rights initially will trade together with the common stock. The value attributable to the preferred stock purchase rights, if any, is reflected in the offering price of the common stock.
                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

    PURSUANT TO RULE 429 OF THE GENERAL RULES AND REGULATIONS UNDER THE SECURITIES ACT OF 1933, THE PROSPECTUS THAT IS PART OF THIS REGISTRATION STATEMENT IS A COMBINED PROSPECTUS THAT ALSO RELATES TO 952,000 UNSOLD SHARES OF THE REGISTRANT'S COMMON STOCK REGISTERED UNDER REGISTRATION STATEMENT NO. 333-85564 PREVIOUSLY FILED BY THE REGISTRANT AND 1,061,384 UNSOLD SHARES OF THE REGISTRANT'S COMMON STOCK REGISTERED UNDER REGISTRATION STATEMENT NO. 333-84174 PREVIOUSLY FILED BY THE REGISTRANT. THIS REGISTRATION STATEMENT CONSTITUTES POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 333-85564 AND POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 333-84174. ACCORDINGLY, THE COMBINED PROSPECTUS RELATES TO A TOTAL OF UP TO 11,255,661 SHARES OF THE REGISTRANT'S COMMON STOCK, WHICH HAVE BEEN REGISTERED UNDER THIS REGISTRATION STATEMENT, REGISTRATION STATEMENT NO. 333-85564 AND REGISTRATION STATEMENT NO. 333-84174.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED JANUARY 15, 2003

PROSPECTUS

                               11,255,661 Shares

                                 [PEABODY LOGO]

                           PEABODY ENERGY CORPORATION

                                  Common Stock
--------------------------------------------------------------------------------

The selling stockholders named in this prospectus may offer from time to time all of the shares of common stock in this offering. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

You should read this prospectus and any supplement carefully before you invest in any of our common stock.

Our common stock is traded on the New York Stock Exchange under the symbol "BTU." On January 13, 2003, the last reported sale price of our common stock on the New York Stock Exchange was $28.48 per share.

INVESTING IN THE SHARES INVOLVES RISKS. "RISK FACTORS" BEGIN ON PAGE 2.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

            , 2003

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
About This Prospectus.................    i
Cautionary Notice Regarding Forward-
  Looking Statements..................    i
The Company...........................    1
Risk Factors..........................    2
Use of Proceeds.......................    8
Selling Stockholders..................    9

                                        PAGE
                                        ----
Description of Capital Stock..........   10
Plan of Distribution..................   16
Validity of Our Common Stock..........   17
Experts...............................   17
Where You Can Find Additional
  Information.........................   17

                             ABOUT THIS PROSPECTUS

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement or term sheet. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the information included in this prospectus or any prospectus supplement and the documents we have incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are intended to come within the safe harbor protection provided by those sections. These statements relate to future events or our future financial performance. We use words such as "anticipate," "believe," "expect," "may," "project," "will" or other similar words to identify forward-looking statements.

     Without limiting the foregoing, all statements relating to our future outlook, anticipated capital expenditures, future cash flows and borrowings, and sources of funding are forward-looking statements. These forward-looking statements are based on numerous assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks and actual results may differ materially from those discussed in these statements.

     Among the factors that could cause actual results to differ materially are:

     - growth in coal and power markets;

     - coal's market share of electricity generation;

     - timing of reductions in customer coal inventories;

     - the pace and extent of the economic recovery;

     - severity of weather;

     - railroad and other transportation performance and costs;

     - the ability to renew sales contracts upon expiration or renegotiation;

     - the ability to successfully implement operating strategies;

     - the effectiveness of our cost-cutting measures;

     - regulatory and court decisions;

     - future legislation;

     - changes in postretirement benefit and pension obligations;

     - credit, market and performance risk associated with our customers;

     - modification or termination of our long-term coal supply agreements;

     - reduction of purchases by major customers;

     - risks inherent to mining, including geologic conditions or unforeseen equipment problems;

     - terrorist attacks or threats affecting our or our customers' operations;

     - replacement of recoverable reserves;

     - implementation of new accounting standards;

     - inflationary trends, interest rates and access to capital markets; and

     - other factors, including those discussed in "Risk Factors."

     When considering these forward-looking statements, you should keep in mind the cautionary statements in this document or any prospectus supplement and the documents incorporated by reference. We will not update these statements unless the securities laws require us to do so.

                                  THE COMPANY

     We are the largest private-sector coal company in the world. During the nine months ended September 30, 2002, we sold 147.9 million tons of coal. During this period, we sold coal to more than 280 electric generating and industrial plants, fueling the generation of more than 9% of all electricity in the United States and 2.5% of all electricity in the world. At September 30, 2002, we had
9.0 billion tons of proven and probable coal reserves in the U.S., approximately double the reserves of any other U.S. coal producer.

     We own majority interests in 35 coal operations located throughout all major U.S. coal producing regions, with 73% of our U.S. mining operation's coal sales in the nine months ended September 30, 2002 shipped from the western United States and the remaining 27% from the eastern United States. Most of our production in the western United States is low sulfur coal from the Powder River Basin. Our overall western U.S. coal production increased from 37.0 million tons in fiscal year 1990 to 127.1 million tons in calendar year 2001, representing a compounded annual growth rate of 12%. In the west, we own and operate mines in Arizona, Colorado, Montana, New Mexico and Wyoming. In the east, we own and operate mines in Illinois, Indiana, Kentucky and West Virginia. We produced 78% of our sales volume in the nine months ended September 30, 2002 from non-union mines.

     For the nine months ended September 30, 2002, 93% of our sales were to U.S. electricity generators, 4% were to the U.S. industrial sector and the remainder were to customers outside the United States. Approximately 97% of our coal sales during the nine months ended September 30, 2002 were under long-term contracts. As of September 30, 2002, nearly one billion tons of our future coal production were committed under long-term contracts, with remaining terms ranging from one to 18 years and an average volume-weighted remaining term of approximately 4.5 years. As of December 31, 2002, we had nine million tons and 76 million tons of expected production available for sale at market-based prices in calendar year 2003 and 2004, respectively. We have the ability to increase production by 15 to 20 million tons annually within three to six months by running our current operations at their full capacity.

     In addition to our mining operations, we market, broker and trade coal and emission allowances. Our total tons traded were 55.8 million for the nine months ended September 30, 2002. Our other related energy related businesses include coalbed methane production, transportation-related services, third-party coal contract restructuring and the development of coal-fueled generating plants.

     Our principal executive offices are located at 701 Market Street, St. Louis, Missouri 63101-1826, telephone (314) 342-3400.

                                  RISK FACTORS

     An investment in our common stock involves risks. You should consider carefully, in addition to the other information contained in this prospectus, the following risk factors before deciding to purchase any common stock.

RISKS RELATING TO OUR COMPANY

IF A SUBSTANTIAL PORTION OF OUR LONG-TERM COAL SUPPLY AGREEMENTS TERMINATE, OUR REVENUES AND OPERATING PROFITS COULD SUFFER IF WE WERE UNABLE TO FIND ALTERNATE BUYERS WILLING TO PURCHASE OUR COAL ON COMPARABLE TERMS TO THOSE IN OUR CONTRACTS.

     A substantial portion of our sales are made under coal supply agreements, which are important to the stability and profitability of our operations. The execution of a satisfactory coal supply agreement is frequently the basis on which we undertake the development of coal reserves required to be supplied under the contract. For the nine months ended September 30, 2002, 97% of our sales volume was sold under long-term coal supply agreements. At September 30, 2002, our coal supply agreements had remaining terms ranging from one to 18 years and an average volume-weighted remaining term of approximately 4.5 years.

     Many of our coal supply agreements contain provisions that permit the parties to adjust the contract price upward or downward at specified times. We may adjust these contract prices based on inflation and/or changes in the factors affecting the cost of producing coal, such as taxes, fees, royalties and changes in the laws regulating the mining, production, sale or use of coal. In a limited number of contracts, failure of the parties to agree on a price under those provisions may allow either party to terminate the contract. We have also experienced a similar reduction in coal prices in new long-term coal supply agreements replacing some of our expiring contracts. Coal supply agreements also typically contain force majeure provisions allowing temporary suspension of performance by us or the customer during the duration of specified events beyond the control of the affected party. Most coal supply agreements contain provisions requiring us to deliver coal meeting quality thresholds for certain characteristics such as Btu, sulfur content, ash content, grindability and ash fusion temperature. Failure to meet these specifications could result in economic penalties, including price adjustments, the rejection of deliveries or termination of the contracts. Moreover, some of these agreements permit the customer to terminate the contract if transportation costs, which our customers typically bear, increase substantially. In addition, some of these contracts allow our customers to terminate their contracts in the event of changes in regulations affecting our industry that increase the price of coal beyond specified limits.

     The operating profits we realize from coal sold under supply agreements depend on a variety of factors. In addition, price adjustment and other provisions may increase our exposure to short-term coal price volatility provided by those contracts. If a substantial portion of our coal supply agreements were modified or terminated, we could be materially adversely affected to the extent that we are unable to find alternate buyers for our coal at the same level of profitability. Some of our coal supply agreements are for prices above current market prices. Although market prices for coal increased in most regions in 2001, market prices for coal decreased in most regions in 2002. As a result, we cannot predict the future strength of the coal market and cannot assure you that we will be able to replace existing long-term coal supply agreements at the same prices or with similar profit margins when they expire. In addition, two of our coal supply agreements are the subject of ongoing litigation and arbitration.

THE LOSS OF, OR SIGNIFICANT REDUCTION IN, PURCHASES BY OUR LARGEST CUSTOMERS COULD ADVERSELY AFFECT OUR REVENUES.

     For the nine months ended September 30, 2002, we derived 25% of our total coal revenues from sales to our five largest customers. At September 30, 2002, we had 27 coal supply agreements with these customers that expire at various times from 2003 to 2015. We are currently discussing the extension of existing agreements or entering into new long-term agreements with some of these customers, but these negotiations may not be successful and those customers may not continue to purchase coal from us under long-term coal supply agreements. If a number of these customers were to significantly reduce their purchases of coal from us, or if we were unable to sell coal to them on terms as favorable to us as the terms under our current agreements, our financial condition and results of operations could suffer materially.

     In addition, we sold 3.4 million tons of coal to the Mohave Generating Station in the nine months ended September 30, 2002. We have a long-term coal supply agreement with the owners of the Mohave Generating Station that expires on December 31, 2005, but may be renewed as provided in the agreement. There is a dispute with the Hopi Tribe regarding the use of groundwater in the transportation of coal by pipeline to the Mohave Generating Station. Also, Southern California Edison (the majority owner and operator of the plant) is involved in a California Public Utility Commission proceeding related to recovery of future capital expenditures for new pollution abatement equipment for the station. As a result of these issues, the owners of the Mohave Generating Station have announced that they expect to idle the plant for at least six to 12 months beginning in 2006. We are in active discussions to resolve the complex issues critical to the continuation of the operation of the Mohave Generating Station and the renewal of the coal supply agreement after December 31, 2005. There is no assurance that the issues critical to the continued operation of the Mohave Generating Station will be resolved. The Mohave Generating Station is the sole customer of our Black Mesa Mine, which produces and sells 4.5 to 5 million tons of coal per year. If we are unable to renew the coal supply agreement with the Mohave Generating Station, our financial condition and results of operations could be adversely affected after 2005.

OUR FINANCIAL PERFORMANCE COULD BE ADVERSELY AFFECTED BY OUR SUBSTANTIAL DEBT.

     Our financial performance could be affected by our substantial indebtedness. As of September 30, 2002, we had total indebtedness of $1,047.8 million. We currently have total borrowing capacity under our and Black Beauty's revolving credit facilities of $490.0 million. We may also incur additional indebtedness in the future.

     Our ability to pay principal and interest on our debt depends upon the operating performance of our subsidiaries, which will be affected by, among other things, prevailing economic conditions in the markets they serve, some of which are beyond our control. Our business may not generate sufficient cash flow from operations and future borrowings may not be available under our revolving credit facilities or otherwise in an amount sufficient to enable us to service our indebtedness or to fund our other liquidity needs.

     The degree to which we are leveraged could have important consequences, including, but not limited to: (1) making it more difficult for us to pay dividends and satisfy our debt obligations; (2) increasing our vulnerability to general adverse economic and industry conditions; (3) requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of the cash flow to fund working capital, capital expenditures, research and development or other general corporate uses; (4) limiting our ability to obtain additional financing to fund future working capital, capital expenditures, research and development or other general corporate requirements;
(5) limiting our flexibility in planning for, or reacting to, changes in our business; and (6) placing us at a competitive disadvantage compared to less leveraged competitors. In addition, our indebtedness subjects us to financial and other restrictive covenants. Failure by us to comply with these covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on us. Furthermore, substantially all of our assets, except for the assets of Black Beauty Coal Company and its affiliates, secure our indebtedness under our senior credit facility.

IF TRANSPORTATION FOR OUR COAL BECOMES UNAVAILABLE OR UNECONOMIC FOR OUR CUSTOMERS, OUR ABILITY TO SELL COAL COULD SUFFER.

     Transportation costs represent a significant portion of the total cost of coal, and as a result, the cost of transportation is a critical factor in a customer's purchasing decision. Increases in transportation costs could make coal a less competitive source of energy or could make some of our operations less competitive than other sources of coal. Certain coal supply agreements permit the customer to terminate the contract if the cost of transportation increases by an amount ranging from 10% to 20% in any given 12-month period.

     Coal producers depend upon rail, barge, trucking, overland conveyor and other systems to deliver coal to markets. While U.S. coal customers typically arrange and pay for transportation of coal from the mine to the point of use, disruption of these transportation services because of weather-related problems, strikes, lock-outs or other events could temporarily impair our ability to supply coal to our customers and thus could adversely affect our results of operations. For example, the high volume of coal shipped from all Southern Powder River Basin mines could create temporary congestion on the rail systems servicing that region.

RISKS INHERENT TO MINING COULD INCREASE THE COST OF OPERATING OUR BUSINESS.

     Our mining operations are subject to conditions beyond our control that can delay coal deliveries or increase the cost of mining at particular mines for varying lengths of time. These conditions include weather and natural disasters, unexpected maintenance problems, key equipment failures, variations in coal seam thickness, variations in the amount of rock and soil overlying the coal deposit, variations in rock and other natural materials and variations in geologic conditions.

THE GOVERNMENT EXTENSIVELY REGULATES OUR MINING OPERATIONS, WHICH IMPOSES SIGNIFICANT COSTS ON US, AND FUTURE REGULATIONS COULD INCREASE THOSE COSTS OR LIMIT OUR ABILITY TO PRODUCE COAL.

     Federal, state and local authorities regulate the coal mining industry with respect to matters such as employee health and safety, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, reclamation and restoration of mining properties after mining is completed, the discharge of materials into the environment, surface subsidence from underground mining and the effects that mining has on groundwater quality and availability. In addition, significant legislation mandating specified benefits for retired coal miners affects our industry. Numerous governmental permits and approvals are required for mining operations. We are required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration for or production of coal may have upon the environment. The costs, liabilities and requirements associated with these regulations may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. The possibility exists that new legislation and/or regulations and orders may be adopted that may materially adversely affect our mining operations, our cost structure and/or our customers' ability to use coal. New legislation or administrative regulations (or judicial interpretations of existing laws and regulations), including proposals related to the protection of the environment that would further regulate and tax the coal industry, may also require us or our customers to change operations significantly or incur increased costs. The majority of our coal supply agreements contain provisions that allow a purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser's plant or results in specified increases in the cost of coal or its use. These factors and legislation, if enacted, could have a material adverse effect on our financial condition and results of operations.

     In addition, the United States and over 160 other nations are signatories to the 1992 Framework Convention on Climate Change, which is intended to limit emissions of greenhouse gases, such as carbon dioxide. In December 1997, in Kyoto, Japan, the signatories to the convention established a binding set of emission targets for developed nations. Although the specific emission targets vary from country to country, the United States would be required to reduce emissions to 93% of 1990 levels over a five-year budget period from 2008 through 2012. Although the United States has not ratified the emission targets and no comprehensive regulations focusing on U.S. greenhouse gas emissions are in place, these restrictions, whether through ratification of the emission targets or other efforts to stabilize or reduce greenhouse gas emissions, could adversely impact the price of and demand for coal. According to the Energy Information Administration's Emissions of Greenhouse Gases in the United States 2001, coal accounts for 32% of greenhouse gas emissions in the United States, and efforts to control greenhouse gas emissions could result in reduced use of coal if electricity generators switch to sources of fuel with lower carbon dioxide emissions. Further developments in connection with regulations or other limits on carbon dioxide emissions could have a material adverse effect on our financial condition or results of operations.

OUR EXPENDITURES FOR POSTRETIREMENT BENEFIT AND PENSION OBLIGATIONS COULD BE MATERIALLY HIGHER THAN WE HAVE PREDICTED IF OUR UNDERLYING ASSUMPTIONS PROVE TO BE INCORRECT.

     We provide postretirement health and life insurance benefits to eligible union and non-union employees. We calculated the total accumulated postretirement benefit obligation under Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which we estimate had a present value of $1,032.4 million as of September 30, 2002, $70.4 million of which was a current liability. We have estimated these unfunded obligations based on assumptions described in Note 18 to our audited financial statements incorporated by reference in this prospectus. If our assumptions do not materialize as expected, cash expenditures and costs that we incur could be materially higher. Moreover, regulatory changes could increase our obligations to provide these or additional benefits.

     We are party to an agreement with the Pension Benefit Guaranty Corporation, or the PBGC, and TXU Europe Limited, an affiliate of our former parent corporation, under which we are required to make specified contributions to two of our defined benefit pension plans and to maintain a $37.0 million letter of credit in favor of the PBGC. If we or the PBGC gives notice of an intent to terminate one or more of the covered pension plans in which liabilities are not fully funded, or if we fail to maintain the letter of credit, the PBGC may draw down on the letter of credit and use the proceeds to satisfy liabilities under the Employee Retirement Income Security Act of 1974, as amended. The PBGC, however, is required to first apply amounts received from a $110.0 million guaranty in place from TXU Europe Limited in favor of the PBGC before it draws on our letter of credit. On November 19, 2002 TXU Europe Limited was placed under the administration process in the United Kingdom (a process similar to bankruptcy proceedings in the United States). As a result of these proceedings, TXU Europe Limited may be liquidated or otherwise reorganized in such a way as to relieve it of its obligations under its guaranty.

OUR FUTURE SUCCESS DEPENDS UPON OUR ABILITY TO CONTINUE ACQUIRING AND DEVELOPING COAL RESERVES THAT ARE ECONOMICALLY RECOVERABLE.

     Our recoverable reserves decline as we produce coal. We have not yet applied for the permits required or developed the mines necessary to use all of our reserves. Furthermore, we may not be able to mine all of our reserves as profitably as we do at our current operations. Our future success depends upon our conducting successful exploration and development activities or acquiring properties containing economically recoverable reserves. Our current strategy includes increasing our reserve base through acquisitions of government and other leases and producing properties and continuing to use our existing properties. The federal government also leases natural gas and coalbed methane reserves in the west, including in the Powder River Basin. Some of these natural gas and coalbed methane reserves are located on, or adjacent to, some of our Powder River Basin reserves, potentially creating conflicting interests between us and lessees of those interests. Other lessees' rights relating to these mineral interests could prevent, delay or increase the cost of developing our coal reserves. These lessees may also seek damages from us based on claims that our coal mining operations impair their interests. Additionally, the federal government limits the amount of federal land that may be leased by any company to 150,000 acres nationwide. As of September 30, 2002, we leased or had applied to lease a total of 66,797 acres from the federal government. The limit could restrict our ability to lease additional federal lands.

     Our planned development and exploration projects and acquisition activities may not result in significant additional reserves and we may not have continuing success developing additional mines. Most of our mining operations are conducted on properties owned or leased by us. Because title to most of our leased properties and mineral rights are not thoroughly verified until a permit to mine the property is obtained, our right to mine some of our reserves may be materially adversely affected if defects in title or boundaries exist. In addition, in order to develop our reserves, we must receive various governmental permits. We cannot predict whether we will continue to receive the permits necessary for us to operate profitably in the future. We may not be able to negotiate new leases from the government or from private parties or obtain mining contracts for properties containing additional reserves or maintain our leasehold interest in properties on which mining operations are not commenced during the term of the lease. From time to time, we have experienced litigation with lessors of our coal properties and with royalty holders.

IF THE COAL INDUSTRY EXPERIENCES OVERCAPACITY IN THE FUTURE, OUR PROFITABILITY COULD BE IMPAIRED.

     During the mid-1970s and early 1980s, a growing coal market and increased demand for coal attracted new investors to the coal industry, spurred the development of new mines and resulted in added production capacity throughout the industry, all of which led to increased competition and lower coal prices. Similarly, an increase in future coal prices could encourage the development of expanded capacity by new or existing coal producers. Any overcapacity could reduce coal prices in the future.

OUR FINANCIAL CONDITION COULD BE NEGATIVELY AFFECTED IF WE FAIL TO MAINTAIN SATISFACTORY LABOR RELATIONS.

     As of September 30, 2002, the United Mine Workers of America represented approximately 33% of our employees, who produced 20% of our coal sales volume during the nine months ended September 30, 2002. An additional 4% of our employees are represented by labor unions other than the United Mine Workers of America. These employees produced 3% of our coal sales volume during the nine months ended September 30, 2002. Because of the higher labor costs and the increased risk of strikes and other work-related stoppages that may be associated with union operations in the coal industry, our non-unionized competitors may have a competitive advantage in areas where they compete with our unionized operations. If some or all of our current non-union operations were to become unionized, we could incur an increased risk of work stoppages, reduced productivity and higher labor costs. The ten-month United Mine Workers of America strike in 1993 had a material adverse effect on us. Two of our subsidiaries, Peabody Coal Company and Eastern Associated Coal Corp., operate under a union contract that is in effect through December 31, 2006. Peabody Western Coal Company operates under a union contract that is in effect through September 1, 2005.

OUR OPERATIONS COULD BE ADVERSELY AFFECTED IF WE FAIL TO MAINTAIN REQUIRED SURETY BONDS.

     Federal and state laws require bonds to secure our obligations to reclaim lands used for mining, to pay federal and state workers' compensation, to secure coal lease obligations and to satisfy other miscellaneous obligations. As of September 30, 2002, we had outstanding surety bonds with third parties for post-mining reclamation totaling $682.3 million. Furthermore, we had an additional $194.2 million of surety bonds in place for workers' compensation and retiree healthcare obligations and $68.8 million of surety bonds securing coal leases. These bonds are typically renewable on a yearly basis. It has become increasingly difficult for us to secure new surety bonds or renew bonds without the posting of partial collateral. In addition, surety bond costs have increased while the market terms of surety bonds have generally become less favorable to us. Surety bond issuers and holders may not continue to renew the bonds or may demand additional collateral upon those renewals. Our failure to maintain, or inability to acquire, surety bonds that are required by state and federal law would have a material adverse effect on us. That failure could result from a variety of factors including the following:

     - lack of availability, higher expense or unfavorable market terms of new surety bonds;

     - restrictions on the availability of collateral for current and future third-party surety bond issuers under the terms of our indentures or senior credit facility; and

     - the exercise by third-party surety bond issuers of their right to refuse to renew the surety.

LEHMAN BROTHERS MERCHANT BANKING HAS SIGNIFICANT INFLUENCE ON ALL STOCKHOLDER VOTES AND MAY HAVE CONFLICTS OF INTEREST WITH OTHER STOCKHOLDERS IN THE FUTURE.

     Prior to the offering of any of the shares offered in this prospectus, Lehman Brothers Merchant Banking and its affiliates beneficially owned approximately 41% of our common stock. As a result, Lehman Brothers Merchant Banking will effectively continue to be able to influence the election of our directors and determine our corporate and management policies and actions, including potential mergers or acquisitions, asset sales and other significant corporate transactions. The interests of Lehman Brothers Merchant Banking may not coincide with the interests of other holders of our common stock. We have retained affiliates of Lehman Brothers Merchant Banking to perform advisory and financing services for us in the past, and may continue to do so in the future.

OUR ABILITY TO OPERATE OUR COMPANY EFFECTIVELY COULD BE IMPAIRED IF WE LOSE KEY PERSONNEL.

     We manage our business with a number of key personnel, the loss of a number of whom could have a material adverse effect on us. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. We cannot assure you that key personnel will continue to be employed by us or that we will be able to attract and retain qualified personnel in the future. We do not have "key person" life insurance to cover our executive officers. Failure to retain or attract key personnel could have a material adverse effect on us.

TERRORIST ATTACKS AND THREATS, ESCALATION OF MILITARY ACTIVITY IN RESPONSE TO SUCH ATTACKS OR ACTS OF WAR MAY NEGATIVELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition and results of operations. Our business is affected by general economic conditions, fluctuations in consumer confidence and spending, and market liquidity, which can decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. The 2001 terrorist attacks in the United States, as well as future events occurring in response to, or in connection with, the attacks, including future terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions affecting our customers, may materially adversely affect our operations. As a result, there could be delays or losses in transportation and deliveries of coal to our customers, decreased sales of our coal and extension of time for payment of accounts receivable from our customers. Strategic targets such as energy-related assets may be at greater risk of future terrorist attacks than other targets in the United States. In addition, disruption or significant increases in energy prices could result in government-imposed price controls. It is possible that any, or a combination, of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

OUR ABILITY TO COLLECT PAYMENTS FROM OUR CUSTOMERS COULD BE IMPAIRED IF THEIR CREDITWORTHINESS DETERIORATES.

     Our ability to receive payment for coal sold and delivered depends on the continued creditworthiness of our customers. Our customer base is changing with deregulation as utilities sell their power plants to their non-regulated affiliates or third parties. These new power plant owners may have credit ratings that are below investment grade. In addition, the creditworthiness of certain of our customers and trading counterparties has deteriorated due to lower than anticipated demand for energy and lower volume and volatility in the traded energy markets in 2002.

     We have taken steps to reduce our credit exposure to customers or counterparties whose credit has deteriorated and who may pose a higher risk, as determined by our credit management function, of failure to perform under their contractual obligations. These steps include obtaining letters of credit, cash collateral, prepayments for shipments or the creation of customer trust accounts held for our benefit to fund the payment for coal under existing coal supply agreements. While these steps can mitigate or eliminate losses related to existing amounts due from these customers, should a customer become unable to perform in the future under an existing coal supply agreement, our business could be adversely affected.

     If deterioration of the creditworthiness of other electric power generator customers or trading counterparties continues, our $140.0 million accounts receivable securitization program and our business could be adversely affected.

RISKS RELATED TO THIS REGISTRATION STATEMENT

IF WE OR OUR EXISTING STOCKHOLDERS SELL ADDITIONAL SHARES OF OUR COMMON STOCK AFTER THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT, THE MARKET PRICE OF OUR COMMON STOCK COULD DECLINE.

     The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the public market or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

     Sales of our common stock are restricted by lock-up agreements that our directors, officers and all of our stockholders who acquired shares prior to our initial public offering have entered into with us. The lock-up agreements restrict our directors, certain of our officers and those stockholders, subject to specified exceptions, from selling or otherwise disposing of any shares for a period of 14 days prior to and 90 days after the date of any offering under the registration statement of which this prospectus forms a part without the prior written consent of the managing underwriter in the context of an underwritten offering. The managing underwriter, in the case of an underwritten offering may, however, in its sole discretion and without notice, release all or any portion of the shares from the restrictions in the lock-up agreements.

     As of January 1, 2003, we had approximately 52.4 million shares of common stock outstanding. Of those shares, 39.7 million shares will be freely tradeable if all of the shares registered under this registration statement are sold. Of the remaining 12.7 million restricted shares, 200,000 may be resold under Rule 144(k) without regard to volume limitations and approximately 12.5 million shares may be sold subject to the volume, manner of sale and other conditions of Rule 144. Lehman Brothers Merchant Banking and its affiliates, which will collectively own 11.3 million shares after the sale of all shares of common stock being registered under this registration statement, will have the ability to cause us to register the resale of their shares under their registration rights agreement.

     In addition, approximately 5.8 million shares are issuable upon the exercise of presently outstanding stock options under our 1998 Stock Purchase and Option Plan and our Long-Term Equity Incentive Plan. Shares acquired upon the exercise of vested options under our 1998 Stock Purchase and Option Plan for Key Employees will first become eligible for resale in May 2003. In addition, awards that have been granted under our Long-Term Equity Incentive Plan already have begun to vest. We plan to file a registration statement to register the shares issuable upon the exercise of all stock options under our 1998 Stock Purchase and Option Plan for Key Employees. We filed a registration statement registering the shares issuable upon the exercise of all stock options under our Long-Term Equity Incentive Plan on May 22, 2001.

OUR CERTIFICATE OF INCORPORATION AND BY-LAWS INCLUDE PROVISIONS THAT MAY DISCOURAGE A TAKEOVER ATTEMPT.

     Provisions contained in our certificate of incorporation and by-laws and Delaware law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Provisions of our by-laws and certificate of incorporation impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. For example, a change of control of our company may be delayed or deterred as a result of the stockholders' rights plan adopted by our board of directors. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a change in control.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of shares by the selling stockholders. The selling stockholders will receive all net proceeds from the sale of shares of our common stock offered in this prospectus.

                              SELLING STOCKHOLDERS

     The following table sets forth information concerning ownership of our capital stock as of January 1, 2003 by each selling stockholder. As of January 1, 2003, there were 52.4 million shares of our common stock outstanding.

                                                                                NUMBER OF SHARES TO BE
                                                                               BENEFICIALLY OWNED AFTER
                                               AS OF              MAXIMUM      THE SALE OF THE MAXIMUM
                                          JANUARY 1, 2003          NUMBER          NUMBER OF SHARES
                                       ----------------------    OF SHARES     ------------------------
NAME AND ADDRESS OF BENEFICIAL OWNER   SHARES(1)      PERCENT    TO BE SOLD     SHARES(1)      PERCENT
------------------------------------   ----------     -------   ------------   -----------     --------
Lehman Brothers Merchant Banking
  Partners II L.P. and affiliates(2)
  c/o Lehman Brothers Holdings Inc
  745 Seventh Avenue, 25th Floor,
  New York, NY 10019.................  21,284,994      40.6%    10,000,000     11,284,994        21.5%
Co-Investment Partners, L.P.
  c/o Lexington Partners Inc.
  660 Madison Avenue, 23rd Floor
  New York, NY 10021.................   1,000,000       1.9%     1,000,000              0           0%
Michael V. Altrudo(3)(5).............      35,798         *          1,435         34,363           *
Ian S. Craig(3)(4)...................      95,197         *         34,919         60,278           *
Irl F. Engelhardt(3)(6)..............     703,260       1.3        100,000        603,260         1.1
Sharon D. Fiehler(3)(7)..............     144,025         *         15,000        129,025           *
Jeffery L. Klinger(3)(4).............     143,178         *         15,000        128,178           *
Richard A. Navarre(3)(8).............     194,550         *         20,000        174,550           *
Jiri Nemec(3)(4).....................      64,630         *          9,164         55,466           *
Dianna K. Tickner(3)(4)..............      50,874         *         10,035         40,839           *
Roger B. Walcott, Jr.(3)(9)..........     224,575         *         20,000        204,575           *
John L. Wasik(3)(4)..................      74,894         *          5,498         69,396           *
Richard M. Whiting(3)(10)............     223,671         *         19,675        203,996           *
Gregg P. Wickstra(3)(11).............      43,466         *          4,935         38,531           *

---------------
  *  Less than 1%.

 (1) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned.

 (2) An aggregate of 21,284,994 shares (before the offering) are held by Lehman Brothers Merchant Banking Partners II L.P., Lehman Brothers Offshore Investment Partners II L.P., Lehman Brothers Capital Partners III L.P., Lehman Brothers Capital Partners IV L.P., Lehman Brothers MBG Partners 1998
     (A) L.P., Lehman Brothers MBG Partners 1998 (B) L.P., Lehman Brothers MBG Partners 1998 (C) L.P. and LB I Group Inc. Affiliates of Lehman Brothers Merchant Banking Partners II L.P. have provided various services to us in the past.

 (3) Includes options exercisable within 60 days after January 1, 2003.

 (4) Member of our management.

 (5) All of the shares are held by the Altrudo Living Trust. Mr. Altrudo is the beneficial owner of all of the shares. Mr. Altrudo is also a member of our management team.

 (6) All of the shares are held by the Irl Fredrick Engelhardt Revocable Trust. Mr. Engelhardt is the beneficial owner of all of the shares and also our Chief Executive Officer and a Director.

 (7) All of the shares are held by the Sharon D. Fiehler Trust. Ms. Fiehler is the beneficial owner of all of the shares. Ms. Fiehler is also an executive officer of our company.

 (8) All of the shares are held by the Richard A. Navarre Revocable Trust. Mr. Navarre is the beneficial owner of all of the shares. Mr. Navarre is also an executive officer of our company.

 (9) All of the shares are held by the Roger B. Walcott, Jr. Revocable Trust. Mr. Walcott and his spouse, as co-trustees, are the beneficial owners of all of the shares. Mr. Walcott is also an executive officer of our company.

(10) All of the shares are held by the Indenture of Trust of Richard M. Whiting. Mr. Whiting is the beneficial owner of all of the shares and also an executive officer of our company.

(11) All of the shares are held by the Wickstra Living Trust. Mr. Wickstra and his spouse, as co-trustees, are the beneficial owners of all of the shares. Mr. Wickstra is also a member of our management team.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of (1) 150 million shares of common stock, par value $.01 per share, of which 52.4 million shares were outstanding on January 1, 2003, (2) 10 million shares of preferred stock, par value $.01 per share, of which no shares are issued or outstanding, (3) 40 million shares of series common stock, par value $.01 per share, of which no shares are issued or outstanding and (4) 1.5 million shares of Series A Junior Participating Preferred Stock of which no shares are issued or outstanding. As of January 2, 2003, there were 123 holders of our common stock. The following description of our capital stock and related matters is qualified in its entirety by reference to our certificate of incorporation and by-laws.

     The following summary describes elements of our certificate of incorporation and by-laws.

COMMON STOCK

     Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and vote together, as one class, with the holders of our Series A Junior Participating Preferred Stock. The holders of common stock do not have cumulative voting rights in the election of directors. Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock or series common stock, as described below. Upon liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of the assets, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock or series common stock. The common stock has no preemptive or conversion rights and is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock.

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

     Holders of shares of Series A Junior Participating Preferred Stock are entitled to receive quarterly dividend payments equal to the greater of $1.00 per share or 100 times the per share dividend declared on our common stock. Holders of Series A preferred stock are entitled to 100 votes per share on all matters to be voted upon by the stockholders and vote together, as one class, with the holders of common stock. Upon liquidation, dissolution or winding up, holders of our Series A preferred stock are entitled to a liquidation preference of $100 per share plus all accrued and unpaid dividends and distributions on the Series A preferred stock or 100 times the amount to be distributed per share on our common stock, whichever is greater. Liquidation distributions will be made ratably with all shares ranking on parity with the Series A preferred stock. In the event of any merger, consolidation, combination or other transaction in which shares of our common stock are exchanged for other securities, cash or property, each share of the Series A preferred stock will be exchanged for 100 times the amount received per share on our common stock. Each of these rights of our Series A preferred stock is protected by customary anti-dilution provisions. The Series A preferred stock is not redeemable and it will rank junior to any other series of our preferred stock with respect to the payment of dividends and the distribution of assets.

PREFERRED STOCK AND SERIES COMMON STOCK

     Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock or series common stock. With respect to any series of series common stock, our board of directors is authorized to determine the terms and rights of that series, including:

     - the designation of the series;

     - the number of shares of the series, which our board may, except where otherwise provided in the preferred stock or series common stock designation, increase or decrease, but not below the number of shares then outstanding;

     - whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

     - the dates at which dividends, if any, will be payable;

     - the redemption rights and price or prices, if any, for shares of the series;

     - the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

     - the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

     - whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

     - restrictions on the issuance of shares of the same series or of any other class or series; and

     - the voting rights, if any, of the holders of the series.

     Unless required by law or by any stock exchange, the authorized shares of preferred stock and series common stock, as well as shares of common stock, are available for issuance without further action by you.

     Although we have no intention at the present time of doing so, we could issue a series of preferred stock or series common stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. We will make any determination to issue preferred stock or series common stock based on our judgment as to the best interests of the company and our stockholders. We, in so acting, could issue preferred stock or series common stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your common stock over the market price of the common stock.

AUTHORIZED BUT UNISSUED CAPITAL STOCK

     Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as the common stock remains listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

     One of the effects of the existence of unissued and unreserved common stock, preferred stock or series common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW AND OUR CHARTER AND BY-LAWS

  Delaware Law

     Our company is a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the stockholder became an interested stockholder unless:

     - prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

     - at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested shareholder" is a person who together with that person's affiliates and associates owns, or within the previous three years did own, 15% or more of our voting stock.

     Under certain circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. The provisions of
Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

  Certificate of Incorporation; By-laws

     Our certificate of incorporation and by-laws contain provisions that could make more difficult the acquisition of the company by means of a tender offer, a proxy contest or otherwise.

     Classified Board. Our certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation provides that, subject to any rights of holders of preferred stock or series common stock to elect additional directors under specified circumstances, the number of directors will be fixed in the manner provided in our by-laws. Our certificate of incorporation and by-laws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board, but must consist of not less than three directors. In addition, our certificate of incorporation provides that, subject to any rights of holders of preferred stock or series common stock and unless the board otherwise determines, any vacancies will be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum.

     Removal of Directors. Under Delaware General Corporation Law, unless otherwise provided in our certificate of incorporation, directors serving on a classified board may only be removed by the stockholders for cause. In addition, our certificate of incorporation and by-laws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 75% of the voting power of all the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

     Stockholder Action. Our certificate of incorporation and by-laws provide that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent in lieu of a meeting. Our certificate of incorporation and by-laws provide that special meetings of stockholders can be called only by our chief executive officer or pursuant to a resolution adopted by our board of directors. Stockholders are not permitted to call a special meeting or to require that the board of directors call a special meeting of stockholders.

     Advance Notice Procedures. Our by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual or special meeting of our stockholders. This notice procedure provides that only persons who are nominated by, or at the direction of our board of directors, the chairman of the board, or by a stockholder who has given timely written notice to the secretary of our company prior to the meeting at which directors are to be elected, will be eligible for election as directors. This procedure also requires that, in order to raise matters at an annual or special meeting, those matters be raised before the meeting pursuant to the notice of meeting we deliver or by, or at the direction of, our chairman or by a stockholder who is entitled to vote at the meeting and who has given timely written notice to the secretary of our company of his intention to raise those matters at the annual meeting. If our chairman or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the notice procedure, that person will not be eligible for election as a director, or that business will not be conducted at the meeting.

     Amendment. Our certificate of incorporation provides that the affirmative vote of the holders of at least 75% of the voting power of the outstanding shares entitled to vote, voting together as a single class, is required to amend provisions of our certificate of incorporation relating to the prohibition of stockholder action without a meeting, the number, election and term of our directors and the removal of directors. Our certificate of incorporation further provides that our by-laws may be amended by our board or by the affirmative vote of the holders of at least 75% of the outstanding shares entitled to vote, voting together as a single class.

  Rights Agreement

     On July 23, 2002, our board of directors adopted a preferred share purchase rights plan. In connection with the rights plan, our board of directors declared a dividend of one preferred share purchase right for each outstanding share of our common stock. The rights dividend was paid on August 12, 2002 to the stockholders of record on that date.

     Purchase Price. Each right entitles the registered holder to purchase from us one one-hundredth of a share of our Series A Junior Participating Preferred Stock, or preferred shares, par value $0.01 per share, at a price of $110 per one one-hundredth of a preferred share, subject to adjustment.

     Flip-In. In the event that any person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of our outstanding common stock, each holder of a right, other than rights beneficially owned by the acquiring person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of our common stock having a market value of two times the exercise price of the right.

     Flip-Over. If we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold after a person or group acquires beneficial ownership of 15% or more of our outstanding common stock, each holder of a right (other than rights beneficially owned by the acquiring person, which will be void) will thereafter have the right to receive that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right.

     None of Lehman Brothers Holdings Inc., a Delaware corporation, Lehman Brothers Inc., a Delaware corporation, LB I Group Inc., a Delaware corporation, Lehman Brothers Merchant Banking Partners II Inc., a Delaware corporation, Lehman Brothers Offshore Partners II Ltd, a Bermuda company, Lehman Brothers Merchant Banking Partners II L.P., a Delaware limited partnership, Lehman Brothers Offshore Investment Partners II L.P., a Bermuda exempted limited partnership, Lehman Brothers Capital Partners III, L.P., a Delaware limited partnership, Lehman Brothers Capital Partners IV, L.P., a Delaware limited partnership, Lehman Brothers MBG partners 1998 (A) L.P., a Delaware limited partnership,

Lehman Brothers MBG partners 1998 (B) L.P., a Delaware limited partnership, and Lehman Brothers MBG partners 1998 (C) L.P., a Delaware limited partnership, shall be deemed to be an acquiring person, as long as the Lehman parties and their affiliates in the aggregate beneficially own no more than the greater of
(1) 15% or more of our common stock then outstanding and (2) 21,284,994 shares of our common stock less the sum of all of our common stock disposed of by the Lehman parties to non-affiliates after July 24, 2002.

     Distribution Date.  The distribution date is the earlier of

          (1) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of our outstanding common stock; or

          (2) 10 business days (or such later date as may be determined by action of our board of directors prior to such time as any person or group of affiliated persons acquires beneficial ownership of 15% or more of our outstanding common stock) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our outstanding common stock.

     Transfer and Detachment. Until the distribution date, the rights will be evidenced either by book entry in our direct registration system or, with respect to any of our common stock certificates outstanding as of August 12, 2002, by such common stock certificate with a copy of the Summary of Rights attached thereto. Until the distribution date (or earlier redemption or expiration of the rights), the rights will be transferred with and only with the common stock, and transfer of those shares will also constitute transfer of the rights.

     As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of our common stock as of the close of business on the distribution date and the separate certificates evidencing the rights alone will thereafter evidence the rights.

     Exercisability. The rights are not exercisable until the distribution date. The rights will expire at the earliest of (1) August 11, 2012, unless that date is extended, (2) the time at which we redeem the rights, as described below, or (3) the time at which we exchange the rights, as described below.

     Adjustments. The purchase price payable, and the number of preferred shares or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution in the event of stock dividends, stock splits, reclassifications, or certain distributions with respect to the preferred shares. The number of outstanding rights and the number of one one-hundredths of a preferred share issuable upon exercise of each right are also subject to adjustment if, prior to the distribution date, there is a stock split of our common stock or a stock dividend on our common stock payable in common stock or subdivisions, consolidations or combinations of our common stock. With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. No fractional preferred shares will be issued (other than fractions which are integral multiples of one one-hundredth of a preferred share, which may, at our election, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the preferred shares on the last trading day prior to the date of exercise.

     Preferred Shares. Preferred shares purchasable upon exercise of the rights will not be redeemable. Each preferred share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. In the event of liquidation, the holders of the preferred shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each preferred share will have 100 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, each preferred share will be entitled to receive 100 times the amount received per share of common stock. These rights are protected by customary anti-dilution provisions.

     The value of the one one-hundredth interest in a preferred share purchasable upon exercise of each right should, because of the nature of the preferred shares' dividend, liquidation and voting rights, approximate the value of one share of our common stock.

     Exchange. At any time after any person or group acquiring beneficial ownership of 15% or more of our outstanding common stock, and prior to the acquisition by such person or group of beneficial ownership of 50% or more of our outstanding common stock, our board of directors may exchange the rights (other than rights owned by the acquiring person, which will have become void), in whole or in part, at an exchange ratio of one share of our common stock, or one one-hundredth of a preferred share (subject to adjustment).

     Redemption. At any time prior to any person or group acquiring beneficial ownership of 15% or more of our outstanding common stock, our board of directors may redeem the rights in whole, but not in part, at a price of $0.001 per right. The redemption of the rights may be made effective at such time on such basis with such conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

     Amendments. The terms of the rights may be amended by our board of directors without the consent of the holders of the rights, including an amendment to lower certain thresholds described above to not less than the greater of (1) the sum of .001% and the largest percentage of our outstanding common stock then known to us to be beneficially owned by any person or group of affiliated or associated persons and (2) 10%, except that from and after such time as any person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of our outstanding common stock, no such amendment may adversely affect the interests of the holders of the rights.

     Rights and Holders. Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of our company, including, without limitation, the right to vote or to receive dividends.

     Anti-takeover Effects. The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors, except pursuant to any offer conditioned on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by our board of directors since the rights may be redeemed by us at the redemption price prior to the time that a person or group has acquired beneficial ownership of 15% or more of our common stock.

REGISTRAR AND TRANSFER AGENT

     The registrar and transfer agent for the common stock is EquiServe Trust Company, N.A.

LISTING

     The common stock is listed on the New York Stock Exchange under the symbol "BTU."

                              PLAN OF DISTRIBUTION

     We are registering the shares of our common stock on behalf of the selling stockholders. The selling stockholders may offer their shares of our common stock at various times in one or more of the following transactions:

     - to or through underwriting syndicates represented by managing underwriters;

     - through one or more underwriters without a syndicate for them to offer and sell to the public;

     - through dealers or agents; or

     - to investors directly in negotiated sales or in competitively bid transactions.

     The prospectus supplement for the shares of common stock the selling stockholders sell will describe that offering, including:

     - the name or names of any underwriters;

     - the purchase price and the proceeds to the selling stockholders from that sale;

     - any underwriting discounts and other items constituting underwriters' compensation; and

     - any discounts or concessions allowed or reallowed or paid to dealers.

UNDERWRITERS

     If underwriters are used in the sale, we and the selling stockholders will execute an underwriting agreement with those underwriters relating to the shares of common stock that the selling stockholders will offer. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the shares of common stock will be subject to conditions. The underwriters will be obligated to purchase all of the shares of common stock if any are purchased.

     The shares of common stock subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may be deemed to have received compensation from the selling stockholders in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of the common stock for whom they may act as agent. Underwriters may sell the shares of common stock to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

AGENTS

     The selling stockholders may also sell the shares of common stock through agents designated by the selling stockholders from time to time. The selling stockholders will name any agent involved in the offer or sale of the common stock and will list commissions payable by the selling stockholders to these agents in the prospectus supplement. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless the selling stockholders state otherwise in the prospectus supplement.

DIRECT SALES

     The selling stockholders may sell the shares of common stock directly to purchasers. In this case, the selling stockholders will not engage underwriters or agents in the offer and sale of the shares of common stock.

RULE 144

     The selling stockholders also may sell all or a portion of their shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that rule.

INDEMNIFICATION

     The selling stockholders may indemnify underwriters, dealers or agents, or the controlling persons of any of them, who participate in the distribution of common stock against certain liabilities, including liabilities under the Securities Act of 1933 and agree to contribute to payments which these underwriters, dealers or agents, or the controlling persons of any of them, may be required to make.

                          VALIDITY OF OUR COMMON STOCK

     The validity of the shares of common stock to be offered in this prospectus will be passed upon for us by our counsel, Simpson Thacher & Bartlett, New York, New York.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included or incorporated by reference in our annual report on Form 10-K for the nine months ended December 31, 2001, as set forth in their report, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We file annual, quarterly and current reports and other information with the SEC. You may access and read our SEC filings, including the complete registration statement of which this prospectus is a part and all of the exhibits to it, through the SEC's Internet site at www.sec.gov. This site contains reports and other information that we file electronically with the SEC. You may also read and copy any document we file at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

     We have filed with the SEC a registration statement under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information presented in the registration statement and its exhibits and schedules. Our descriptions in this prospectus of the provisions of documents filed as exhibits to the registration statement or otherwise filed with the SEC are only summaries of the terms of those documents that we consider material. If you want a complete description of the content of the documents, you should obtain the documents yourself by following the procedures described above.

     We have elected to "incorporate by reference" certain information into this prospectus, which means we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus.

     We incorporate by reference our:

     - annual report on Form 10-K for the nine months ended December 31, 2001, filed with the SEC on March 12, 2002;

     - quarterly report on Form 10-Q for the quarter ended March 31, 2002, filed with the SEC on May 13, 2002;

     - quarterly report on Form 10-Q for the quarter ended June 30, 2002, filed with the SEC on August 7, 2002;

     - quarterly report on Form 10-Q/A for the quarter ended September 30, 2002, filed with the SEC on November 18, 2002;

     - current reports on Form 8-K, filed with the SEC on April 9, 2002, July 23, 2002, July 23, 2002, July 24, 2002, October 17, 2002 and December 23,
       2002;

     - registration statement on Form 8-A filed with the SEC on July 24, 2002;
       and

     - proxy statement on Schedule 14A, filed with the SEC on April 1, 2002.

     We are also incorporating by reference all other reports that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date of the completion of any offering. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     You may request copies of the filings, at no cost, by telephone at (314) 342-3400 or by mail at: Peabody Energy Corporation, 701 Market Street, Suite 700, St. Louis, Missouri 63101, attention: Investor Relations.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The actual and estimated expenses in connection with the offering, all of which will be borne by Peabody Energy Corporation, are as follows:

SEC Registration Fee........................................  $ 23,298
Printing Expenses...........................................    50,000
Legal Fees..................................................    75,000
Accounting Fee..............................................    50,000
Miscellaneous...............................................  $ 25,000
                                                              --------
Total.......................................................  $223,298
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law provides that, among other things, a corporation may indemnify directors and officers as well as other employees and agents of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

     Article Sixth of the registrant's third amended and restated certificate of incorporation and Article IV of the registrant's amended and restated by-laws requires indemnification to the fullest extent permitted by Delaware law. The registrant has also obtained officers' and directors' liability insurance which insures against liabilities that officers and directors of the registrant, in such capacities, may incur. The registrant's third amended and restated certificate of incorporation requires the advancement of expenses incurred by officers or directors in relation to any action, suit or proceeding.

     Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability (i) for any transaction from which the director derives an improper personal benefit, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law (certain illegal distributions) or (iv) for any breach of a director's duty of loyalty to the company or its stockholders. Article Sixth of the registrant's third amended and restated certificate of incorporation includes such a provision.

     In connection with the registrant's existing indemnification procedures and policies and the rights provided for by its third amended and restated certificate of incorporation and amended and restated by-laws, the registrant has executed indemnification agreements with its directors and certain senior executive officers. Pursuant to those agreements, to the fullest extent permitted by the laws of the State of Delaware, the registrant has agreed to indemnify those persons against any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the indemnified person is or was or has agreed to serve at the request of the registrant as a director, officer, employee or agent of the registrant, or while serving as a director or officer of the registrant, is or was serving or has agreed to serve at the request of the registrant as a director, officer, employee or agent (which, for purposes of the indemnification agreements, includes a trustee, partner, manager or a position of similar capacity) of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity. The indemnification provided by these agreements is from and against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnified person or on his or her behalf in connection with the action, suit or proceeding and any appeal therefrom, but shall only be provided if the indemnified person acted in good faith and in a manner the indemnified person reasonably believed to be in or not opposed to the best interests of the registrant, and, with respect to any criminal action, suit or proceeding, had no reasonable cause to believe the indemnified person's conduct was unlawful.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a)  Exhibits

EXHIBIT
  NO.                         DESCRIPTION OF EXHIBIT
-------                       ----------------------
  1.1*     Form of Underwriting Agreement.
  4.1      Third Amended and Restated Certificate of Incorporation of
           the Registrant (Incorporated by reference to Exhibit 3.1 of the Registrant's Form S-1 Registration Statement No.
           333-55412).
  4.2      Amended and Restated By-Laws of the Registrant (Incorporated
           by reference to Exhibit 3.2 to the Registrant's Quarterly
           Report on Form 10-Q for the quarter ended September 30,
           2002, filed on November 14, 2002).
  4.3      Certificate of Designations of Series A Junior Participating
           Preferred Stock of the Registrant, filed with the Secretary of State of the State of Delaware on July 24, 2002
           (Incorporated by reference to Exhibit 3.1 to the
           Registrant's Registration Statement on Form 8-A, filed on
           July 24, 2002).
  4.4      Specimen of stock certificate representing the Registrant's common stock, $.01 par value (Incorporated by reference to
           Exhibit 4.13 of the Registrant's Form S-1 Registration
           Statement No. 333-55412).
  4.5      Stockholders' Agreement dated as of May 19, 1998 among the
           Registrant, Lehman Brothers Merchant Banking Partners II
           L.P., Lehman Brothers Offshore Investment Partners II L.P.,
           LB I Group Inc., Lehman Brothers Capital Partners III, L.P.,
           Lehman Brothers Capital Partners IV, L.P., Lehman Brothers
           MBG Partners 1998 (A) L.P. and certain members of the
           Registrant's management (Incorporated by reference to
           Exhibit 4.14 of the Registrant's Form S-1 Registration
           Statement No. 333-55412).
  4.6      Stockholders' Agreement dated as of July 23, 1998 among the
           Registrant, Lehman Brothers Merchant Banking Partners II
           L.P., Lehman Brothers Offshore Investment Partners II L.P.,
           LB I Group Inc., Lehman Brothers Capital Partners III, L.P.,
           Lehman Brothers Capital Partners IV, L.P., Lehman Brothers
           MBG Partners 1998 (A) L.P., Co-Investment Partners, L.P.,
           The Mutual Life Insurance Company of New York and Finlayson
           Investments Pte Ltd. (Incorporated by reference to Exhibit
           4.15 of the Registrant's Form S-1 Registration Statement No.
           333-55412).

EXHIBIT
  NO.                         DESCRIPTION OF EXHIBIT
-------                       ----------------------
  4.7      Registration Rights Agreement, dated as of December 2001,
           among the Registrant, Lehman Brothers Merchant Banking
           Partners II L.P., Lehman Brothers Offshore Investment
           Partners II L.P., LB I Group Inc., Lehman Brothers Capital
           Partners III, L.P., Lehman Brothers Capital Partners IV,
           L.P., Lehman Brothers MBG Partners (A) L.P., Lehman Brothers
           MBG Partners (B) L.P. and Lehman MBG Partners (C) L.P.
           (Incorporated by reference to Exhibit 4.16 of the
           Registrant's Form 10-K for the nine months ended December
           31, 2001).
  4.8      Rights Agreement, dated as of July 24, 2002, between the
           Registrant and EquiServe Trust Company, N.A., as Rights
           Agent (which includes the form of Certificate of
           Designations of Series A Junior Preferred Stock of the
           Registrant as Exhibit A, the form of Right Certificate as
           Exhibit B and the Summary of Rights to Purchase Preferred
           Shares as Exhibit C) (Incorporated by reference to Exhibit
           4.1 to the Registrant's Registration Statement on Form 8-A,
           filed on July 24, 2002).
  5.1      Opinion of Simpson Thacher & Bartlett.
 23.1      Consent of Simpson Thacher & Bartlett (included in Exhibit
           5.1).
 23.2      Consent of Ernst & Young LLP, Independent Auditors.
 24.1      Power of Attorney (included on signature page).

---------------

* To be filed by a Current Report on Form 8-K pursuant to Regulation S-K, Item 601(b), if the shares of common stock are sold through one or more underwriters.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

          (a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Act");

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the "Commission") pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of St. Louis, Missouri on January 15, 2003.

                                          PEABODY ENERGY CORPORATION

                                          BY: /s/   IRL F. ENGELHARDT
                                            ------------------------------------
                                                     IRL F. ENGELHARDT
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Irl F. Engelhardt, Richard A. Navarre and Jeffery L. Klinger, or any one of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to the Registration Statement, including post-effective amendments, and registration statements filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and does hereby grant unto said attorneys in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on the 15th day of January, 2003 by the following persons in the capacities indicated:

                      SIGNATURE                                             TITLE
                      ---------                                             -----
                /s/ IRL F. ENGELHARDT                         Chairman, Chief Executive Officer
-----------------------------------------------------                   and Director
                  Irl F. Engelhardt                             (Principal Executive Officer)

               /s/ RICHARD A. NAVARRE                           Executive Vice President and
-----------------------------------------------------              Chief Financial Officer
                 Richard A. Navarre                     (Principal Financial and Accounting Officer)

                 /s/ HENRY E. LENTZ                          Vice President, Assistant Secretary
-----------------------------------------------------                   and Director
                   Henry E. Lentz

             /s/ BERNARD J. DUROC-DANNER                                  Director
-----------------------------------------------------
               Bernard J. Duroc-Danner

                      SIGNATURE                                             TITLE
                      ---------                                             -----

               /s/ ROGER H. GOODSPEED                                     Director
-----------------------------------------------------
                 Roger H. Goodspeed

                /s/ WILLIAM E. JAMES                                      Director
-----------------------------------------------------
                  William E. James

               /s/ WILLIAM C. RUSNACK                                     Director
-----------------------------------------------------
                 William C. Rusnack

              /s/ JAMES R. SCHLESINGER                                    Director
-----------------------------------------------------
                James R. Schlesinger

               /s/ BLANCHE M. TOUHILL                                     Director
-----------------------------------------------------
                 Blanche M. Touhill

               /s/ ALAN H. WASHKOWITZ                                     Director
-----------------------------------------------------
                 Alan H. Washkowitz